
Mail Stop 4631

October 7, 2009

Via U.S. mail and facsimile

Walter W. Wendland
President and Chief Executive Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, IA 52154

>   **RE: Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the period ended June 30, 2009**
>   **Form 8-K filed on July 30, 2009**
>   **File No. 000-53202**

Dear Mr. Wendland:

        We have reviewed your response letter dated October 1, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

            FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Unaudited Financial Statements

Note 1 – Nature of Business and Significant Accounting Policies, page 6

1. We note your response to comment four from our letter dated September 11, 2009. In light of the significance of your property, plant, and equipment to your total assets, please consider disclosing in a table to your footnotes, the gross asset balances (along with the range of useful lives) for each of the smaller components (e.g. road

infrastructure) described in your response letter. This will allow readers to have a better idea of the significance of assets depreciated over shorter periods compared to longer periods.

2. We note your response to comment six from our letter dated September 11, 2009. Please tell us how you considered paragraph 1 of SFAS 13 in determining that your utility rights do not represent a lease. Please also refer to paragraphs 840-10-15-8 and 840-10-15-10 of the FASB Accounting Standards Codification. In addition, please tell us the following so that we may more clearly understand your accounting treatment for utility rights:

- Which party is responsible for maintenance of the electric and gas lines;
- Explain whether you have exclusive use of the electric and gas lines constructed or if the utility companies have the right to allow others to use these lines as well?
- Clarify if your contracts with the utility companies separate the cost of the utility rights between a) reimbursement for construction cost and b) recurring monthly or annual service fee for use of the electric and gas lines;
- The circumstances under which the utility right agreements be terminated by either party;
- Tell us if your utility right agreements give you the rights to use only specifically identifiable electric and gas lines; and
- If applicable, please tell us the specific time periods that your utility right agreements pertain to.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief